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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8-66424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TLG Lenox, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3384 Peacthree Road NE, Suite 300

(No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

Atlanta   **GA**   **30326**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Fite, Jr.   **(404) 419-1663**
                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – if individual, state last, first, middle name)

2727 Paces Ferry Rd SE, Ste 2-1680   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 04 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __James M. Fite, Jr._____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__TLG Lenox, LLC_____, as

of _____ __December 31, 2018__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TLG Lenox, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

TLG Lenox, LLC

Financial Statements
And Supplementary Information
With Report of Registered
Independent Accounting Firm
December 31, 2018

Assets		
Cash	$	26,906
Accounts receivable		96,324
Total current assets		123,229
Other assets		
Other assets		2,695
Total assets	$	125,924

Liabilities and member's equity		
Liabilities		
Accounts Payable	$	1,853
Deferred rent		8,735
Total liabilities		10,588
Member's equity		115,336
Total liabilities and member's equity	$	125,924

See accompanying notes.

TLG Lenox, LLC

Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2018

Revenue

Success fees and retainers	$	513,689
Other Income		2,153
Total Revenue		515,842

Operating expenses

Salary and commissions expense	446,975
General and administrative	27,078
Insurance expense	67,469
Occupancy and equipment expense	70,467
Professional fees	33,569
Quotations and research	29,500
Licenses and registration	4,516
Technology and Communications	22,521
Other operating expenses	14,005
Total operating expenses	716,100
Net loss	(200,258)

Member's equity,

Beginning balance	118,128
Contributions From Member – Payment of Operating Expenses	177,466
Ending balance	95,336

The accompanying notes are an integral part of these financial statements. 3

TLG Lenox, LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(180,258)
Adjustments to reconcile net loss to net cash used by		
by operating activities:		
Operating Expenses Paid by Member		177,466
Accounts payable		643
Accounts receivable		(36,324)
Due to Parent		(58,822)
Other assets		3,362
Deferred rent liability		(8,542)
Net cash used in operating activities		(102,475)
Net decrease in cash		(102,475)
Cash,		
Beginning of year		129,381
End of year		26,906
Supplemental Cash Flow Information		
Operating Expenses Paid and Contributed by Member		177,466

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

TLG Lenox, LLC (the Company) is a registered broker-dealer and is a wholly-owned subsidiary of Lenox Capital Partners, LLC (the Parent), and an affiliate of The Lenox Group, LLC (Lenox Group), a middle market investment banker specializing in merger and acquisition advisory services and capital-raising transactions. The Company provides merger and acquisition, financial and capital advisory services to various clients and industries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2018, management did not believe an allowance was necessary.

Revenue Recognition

Success fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and success fees earned on funds received from investors introduced by the Company.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue from retainers upon completion of performance obligations.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Related Party Transaction

The Company has an informal expense sharing arrangement, whereby the Company absorbs and reimburses the Parent for substantially all expenses incurred by the Parent, including rent expense for office space.

The office premises lease contains a period of free rent. The deferred rent liability arises from allocation of the rent payments over the term of the lease to the free rent period. The office lease expires in October 2019, and the future minimum lease payments are approximately the following:

2019	$59,000
	$59,000

Rent expense for the year ended December 31, 2018 was approximately $70,000.

Amounts paid by the Company in accordance with this arrangement were approximately $650,000 and an additional $177,000 in expenses were forgiven by the Member as a contribution to capital.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

New Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2018, the ratio of aggregate indebtedness to net capital was .65 to one, and net capital was $16,317 which was $11,317 more than the minimum required capital amount of $5,000.

3. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018, as defendant.

4. Concentration

Approximately, 84% of the revenue earned by the Company in 2018 was from three customers.

5. Net Loss

The Company incurred a significant loss in 2018 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has

represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival through March 1, 2020.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Supplementary Information

Schedule I
TLG LENOX, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

Computation of net capital

Member's equity, December 31, 2018	$	115,336
Less non-allowable assets		99,019
Net capital	$	16,317
Aggregate Indebtedness: Total liabilities		10,588
Computation of Basic Net Capital Requirements: Minimum net capital required at 6.67% of aggregate indebtedness		5,000
Excess Net Capital		11,317
Ratio of aggregate indebtedness to net capital		.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There was no significant difference between net capital in the Focus report as of December 31, 2018 and net capital reported above.

TLG LENOX, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) TLG Lenox, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TLG Lenox, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



Member FINRA and SIPC

3384 Peachtree Road, N.E.   Suite 300   Atlanta, Georgia 30326   404.419.1660   Fax: 404 .419.1661

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 28, 2019

Rubio CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

TLG Lenox, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: James M. Fite, Jr.

Title: President